

07007664


SEC MAIL
AUG 2 8 2007
WASH. D.C.
182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Presidio of San Francisco Mail Call Box 29310
(No. and Street)

San Francisco (City) CA (State) 94129-0310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen McInerney (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 2984, 491 S. Washburn St. Suite 100 (Address) Oshkosh (City) WI (State) 54903-2984 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

FAY L. McCOPPIN
NOTARY PUBLIC STATE OF MICHIGAN [illegible] COUNTY
MY COMMISSION EXPIRES:
04-01-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

San Francisco, California

June 30, 2007 and 2006

FINANCIAL STATEMENTS

Including Independent Auditors' Report

KRAMBO CORPORATION

TABLE OF CONTENTS



Virchow, Krause & Company, LLP

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2007 and 2006 and the related statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 16, 2007

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 12,873	$ 15,437
Office furniture and equipment, net	1,343	1,848
TOTAL ASSETS	$ 14,216	$ 17,285

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 1,200	$ -
STOCKHOLDERS' EQUITY		
5,000 shares authorized		
2,663 and 2,000 shares issued and outstanding at June 30, 2007 and 2006, respectively	2,663	2,000
Additional paid-in capital	372,837	336,000
Accumulated deficit	(362,484)	(320,715)
Total Stockholders' Equity	13,016	17,285
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,216	$ 17,285

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2007 and 2006

	2007	2006
REVENUES		
Fees	$ 60,000	$ 58,500
Other revenue	-	8,635
Total Revenues	60,000	67,135
EXPENSES		
Salaries	7,470	26,685
Travel and entertainment	10,920	21,449
Insurance	436	3,705
Payroll taxes	808	4,530
Rent	4,017	40,542
Contracted services	58,050	43,515
Regulatory services	426	2,436
Other taxes	150	603
Depreciation	505	240
Legal and accounting	10,253	10,624
Telephone	1,104	3,972
Stationary and supplies	964	2,834
Postage	978	670
Subscriptions and memberships	1,650	1,326
Computer expenses	3,493	342
Miscellaneous expenses	1,077	2,387
Total Expenses	102,301	165,860
OTHER INCOME (EXPENSE)		
Interest income	532	977
Loss on sale of available-for-sale securities	-	(10,020)
Net Other Income (Expense)	532	(9,043)
NET LOSS	$ (41,769)	$ (107,768)

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
Years Ended June 30, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
BALANCES, JUNE 30, 2005	$ 2,000	$ 235,000	$ (10,020)	$ (180,367)	$ 46,613
Capital contribution from stockholder	-	101,000	-	-	101,000
COMPREHENSIVE LOSS					
2006 Net loss	-	-	-	(107,768)	(107,768)
Other comprehensive loss Realized loss on securities	-	-	10,020	-	10,020
Comprehensive Loss	-	-	-	-	(97,748)
DISTRIBUTIONS	-	-	-	(32,580)	(32,580)
BALANCES, JUNE 30, 2006	2,000	336,000	-	(320,715)	17,285
Issuance of common stock	663	36,837	-	-	37,500
2007 Net loss	-	-	-	(41,769)	(41,769)
BALANCES, JUNE 30, 2007	$ 2,663	$ 372,837	$ -	$ (362,484)	$ 13,016

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (41,769)	$ (107,768)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	505	240
Loss on sale of available-for-sale securities	-	10,020
Changes in operating assets and liabilities:		
Income tax refund receivable	-	440
Prepaids and other assets	-	2,849
Accounts payable	1,200	(7,276)
Net Cash Flows from Operating Activities	(40,064)	(101,495)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	-	(2,088)
Proceeds from sale of common stock	37,500	101,000
Net Cash Flows from Investing Activities	37,500	98,912
Net Change in Cash and Cash Equivalents	(2,564)	(2,583)
CASH AND CASH EQUIVALENTS - Beginning of Year	15,437	18,020
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 12,873	$ 15,437
Supplemental cash flow disclosures		
Cash refunded for income taxes	$ -	$ (440)
Noncash investing and financing activities		
Distributions to stockholder of available-for-sale securities	$ -	$ 32,580

See accompanying notes to financial statements.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation "the Company" functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later).

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. These balances are insured by the Securities Investor Protection Corporation up to $100,000.

Office Furniture and Equipment, Net

Furniture and equipment are stated at cost. Major expenditures for furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over the following estimated useful lives:

	Years
Office furniture and equipment	3
Computer equipment	5

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholder. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE 2 - Office Furniture and Equipment

The major categories of office furniture and equipment at June 30 are summarized as follows:

	2007	2006
Office equipment	$ 603	$ 603
Computer equipment	1,485	1,485
Total office furniture and equipment	2,088	2,088
Less: accumulated depreciation	(745)	(240)
Office furniture and equipment, net	$ 1,343	$ 1,848

NOTE 3 - Lease

The Company was leasing office space during the year ended June 30, 2006 from a related party. Total payments on this lease for the year ended June 30, 2006 were $30,975 . The lease expired in June 2006.

The Company entered into an operating lease for storage space in May 2006. The lease is on a month-to-month basis and rental payments of $358 are payable monthly.

NOTE 4 - Related Party Transactions

The Company contracts with SMI Financial, a related party through common ownership, for certain professional services. The total amount paid during the years ended June 30, 2007 and 2006 for these services was $40,950 and $36,780, respectively.

NOTE 5 - Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At June 30, 2007, the Company had net capital and minimum required net capital of $11,294 and $5,000, respectively, and the Company's ratio of aggregate indebtedness to net capital was approximately 0.1 to 1.

NOTE 6 - Major Customer

In 2007 and 2006, the Company received all revenue from one customer.



Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying financial statements of Krambo Corporation as of and for the years ended June 30, 2007 and 2006, and have issued our report thereon dated August 16, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental information hereafter as of and for the year ended June 30, 2007 is presented for the purposes of additional analysis and is not a required part of the basic financial statements for that year, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 16, 2007

SUPPLEMENTAL INFORMATION


Investor protection. Market integrity. NASD

Part IIA
17a-5(a) Quarterly
June 2007

Submitted

Cover

Assets

Liabilities

Income

Exemptive
Provision

Net Capital

Scheduled
Withdrawals

Statement of
Changes

EXEMPTIVE PROVISIONS

25.
If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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Part IIA
17a-5(a) Quarterly
June 2007

Submitted

Cover

Assets

Liabilities

Income

Exemptive Provision

Net Capital

Scheduled Withdrawals

Statement of Changes

User Id: [illegible] [illegible] Firm Id: [illegible]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 13,017 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 13,017 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 13,017 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 1,468 [3540]

   B. **Secured demand note deficiency** — [3590]

C. Commodity futures contracts and spot commodities - proprietary capital charges | [3600]

D. Other deductions and/or charges | [3610] | -1,468 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions | 11,549 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments | [3660]

B. Subordinated securities borrowings | [3670]

C. Trading and investment securities:

1. Exempted securities | 255 [3735]

2. Debt securities | [3733]

3. Options | [3730]

4. Other securities | [3734]

D. Undue Concentration | [3650]

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-255 [3740]

10. Net Capital — 11,294 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) — 80 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) — 5,000 [3758]

13. Net capital requirement (greater of line 11 or 12) — 5,000 [3760]

14. Excess net capital (line 10 less 13) — 6,294 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) — 11,174 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 1,200 [3790]

17. Add:

A. [3800]

[3800]

Drafts for immediate credit

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0 [3820]

0 [3830]

19. Total aggregate indebtedness — 1,200 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 11 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

Next Section

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

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Virchow, Krause & Company, LLP

Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Segregation of Duties
Due to the size of the accounting department, certain employees have job responsibilities and system access rights that result in segregation of duty conflicts. For example, Nancy Harlow handles the majority of day-to-day accounting activities without oversight. Virchow Krause did not note any improper transactions as part of our audit procedures. However, given the system access rights and authority these employees possess, these employees have the opportunity to initiate and conceal improper transactions.

Use of QuickBooks as an Accounting Application
QuickBooks is well known for being simple and user friendly accounting software package. The trade-off in using QuickBooks is that the application has very limited system controls. The limited system controls make the likelihood of misstatement occurring is more than remote.

Board of Directors
Krambo Corporation

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Virchow, Krause & Company, LLP

Oshkosh, Wisconsin
August 16, 2007

END